REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED March 31, 2008

The following discussion of the results of operations of the Company for the quarter ended January 31, 2008, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the periods ended April 30, 2007 and 2006.

Overall Performance

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Technologies, Inc. excluding the U.S. rights that are licensed to REGI U.S., Inc. Since no marketable product has yet been developed, we have not received any revenues from operations.

As at January 31, 2008, the Company has a working capital deficit of $176,518 as compared to working capital of $328,193 as at April 30, 2007. For the three months ended January 31, 2008, the Company realized a net loss of $314,121 or $0.01 per share, as compared to net loss of $320,428 or $0.01 per share for the three months ended January 31, 2007.

Selected Interim Information

The following information is derived from our interim financial statements for the three month period ended January 31, 2008 and 2007, and the most recently completed financial year ended April 30, 2007:

	Three Months Ended January 31, 2008	Three Months Ended January 31, 2007	Year Ended April 30, 2007
Net sales or total revenues	$nil	$nil	$nil
Net income or (loss) - per share, basic - per share, diluted	(314,121)	(320,428)	(519,698)
	(0.01)	0.01	(0.02)
	(0.01)	0.01	(0.02)
Total assets	51,940	406,885	424,876
Total long-term financial liabilities	$ nil	$ nil	$nil
Cash dividends declared per share	$ nil	$ nil	$nil

Results of Operations

The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto included elsewhere herein. The Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by Reg Technologies, Inc. a Canadian public company, which owns 6.1 million shares (directly and indirectly) of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at January 31, 2008, Rand Energy Group Inc. owes Reg Technologies $1,975,260 (April 30, 2007 - $1,961,533) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over 6,065,516 shares of REGI U.S. Inc., which shares had a value of approximately US$5,095,033 as of March 28, 2008. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the nine months ended January 31, 2008 (“2008”) as compared to the nine months ended January 31, 2007 (“2007”)

The Company had consolidated net loss of $708,333 in 2008 as compared to consolidated net loss of $129,910 in 2007. This increase in net loss is mainly due to the fact that the Company had an increase in operating expenses of $357,685 and an increase of $179,568 in non-controlling interest. Stock-based compensation increased by $119,507 to $223,772 compared to $104,265 in 2007, wages increased by $72,731 to $137,196 in 2008 compared to $64,465 in 2007. Gain on sale of subsidiary’s shares decreased by $517,081 to $101,070 in 2008 from $618,151 in 2007. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $129,042 from $85,178 in 2007 to $214,220 in 2008. This net increase is a result of increased activities in the Company. Advertising increased by $35,963 to $137,076 in 2008 from $101,113 in 2007. Consulting fees decreased by $54,649 to $62,024 in 2008 compared to $116,673 in 2007. Foreign exchange changes increased by $87,856 from ($22,021) in 2007 to $65,835 in 2008. Investor relations advertising for 2008 was $12,152 compared to $125,971 in 2007. Investor relations consulting for 2008 was $162,819 compared to $128,252 in 2007. Project consulting for 2008 was $71,743 compared to $13,154 in 2007. Travel and promotion increased to $106,003 in 2008 from $45,137 in 2007.

Financing Activities

The Company’s cash position as at January 31, 2008 was $26,202. The Company plans to raise funds further through REGI U.S., Inc. equity financings and through the sale of REGI U.S., Inc. shares on the open market. During the nine months ended January 31, 2008, REGI U.S., Inc. issued 782,950 units at US$1.00 per unit for proceeds of US$737,285, net commissions of US$45,665. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of US$1.50 per share for a period of five years. REGI U.S., Inc. also issued 124,333 common shares upon the exercise of options and warrants for cash proceeds of US$103,583.

During the quarter ended January 31, 2008, the Company issued no shares.

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by REGI as to the U.S. rights and Reg Technologies, Inc. as to the world wide rights excluding the U.S. rights. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC/DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications.

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general-purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

On November 3, 2004 we announced that the Canadian Patent was issued for the Rand Cam™ Rotary Engine effective October 5, 2004. The term of the patent is twenty years from the date of the filing on December 11, 1992.

On November 29, 2004, we announced that a world wide license agreement, excluding the rights for the United States of America that are held by REGI U.S., Inc. for the Rand Cam™ technology has been successfully completed with Rand Energy Group Inc. Reg Technologies, Inc., our parent company, has agreed to pay a 5% net profit interest and make annual payments of $50,000. Reg Technologies, Inc. will be responsible for 50% of the costs for development and production of the Rand Cam™ technology.

The worldwide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars.

CEO (Company Executives Online) Clips, a series of one to two minute corporate profiles on North American companies, featured REGI U.S. Inc and Reg Technologies, Inc. on the BUSINESS NEWS NETWORK which aired January 14 to January 20, 2008, throughout BNN’s prime weekly schedule and throughout the weekend. Our CEO Clips segment was also aired on the FOX BUSINESS NEWS NETWORK running Tuesday, January 29 to Tuesday, February 5, 2008, airing throughout the Fox Business News Network’s daytime prime time schedule.

The clip focused on building brand awareness for REGI and the Company’s RadMax® technology.

The clip can also be viewed online via the following links: www.b-tv.com/i/videos/BNNRegiUS.wmv and http://www.b-tv.com/i/videos/foxregius.wmv . In addition, it is posted on Yahoo Finance Canada, MSN Finance, Stockhouse.com., and at www.ceoclips.com.

On March 3, 2008 the Company was pleased to announce the completion of the RadMax® Pump performance testing at its alpha test site. Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology, reports that in recent tests measuring discharge volumes and pressures, the Pump was operated at varying speeds at the Cleveland machine shop facilities.

Most notable, a recent breakthrough technology insertion promises to eliminate virtually all noise and internal pump friction and internal leakage, allowing the pump to achieve even greater efficiencies. Laboratory tests to date show no wear or damage. In addition to establishing baseline performance characteristics, the prototype “next generation” RadMax® pump incorporated the latest design enhancements and tested new prototype seal and materials configurations being considered for use in compressor and engine tests to be commenced in the next phase this year. Future tests will continue to focus on durability, alternative materials and design improvement matters that are applicable to the whole family of RadMax® devices.

Discussions are continuing with interested RadMax® pump, compressor and engine licensees with the next step to build and test custom RadMax® pumps/engine applications to customer specifications.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
January 31, 2008	$nil	(314,121)	(0.01)	(0.01)
October 31, 2007	$nil	(332,545)	(0.01)	(0.01)
July 31, 2007	$nil	(61,667)	–	–
April 30, 2007	$nil	(389,788)	(0.02)	(0.02)
January 31, 2007	$nil	(320,428)	(0.01)	(0.01)
October 31, 2006	$nil	(236,760)	(0.01)	(0.01)
July 31, 2006	$nil	427,278	0.02	0.02
April 30, 2006	$nil	(286,930)	(0.01)	(0.01)

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $2.789 million at March 28, 2008. During the nine months ended January 31, 2008, REGI U.S., Inc. issued 782,950 units at US$1.00 per unit for proceeds of US$737,285, net commissions of US$45,665. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of US$1.50 per share for a period of five years. REGI U.S., Inc. also issued 124,333 common shares upon the exercise of options and warrants for cash proceeds of US$103,583.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the quarter ended January 31, 2008, we financed our operations and received $823,872 by:

(i)	net advances from companies affiliated with the President of the Company in the amount of $192,637. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing shares by our subsidiary for $598,464;
(iii)	receiving subscriptions by our subsidiary for common stock for $32,771.

During the nine months ended January 31, 2008, we used cash in the amount of $1,144,737 on operating activities as compared to $1,041,787 for the same period last year. We also generated cash of $66,689 from investing activities through the sale of our subsidiary’s shares in the open market for proceeds of $68,026, offset by the purchase of $1,337 of equipment.

Our cash position has decreased to $26,202 at January 31, 2008 as compared to $294,463 at April 30, 2007.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owed by related parties, totalling $nil (April 30, 2007 - $58,420) are unsecured, non-interest bearing and due on demand. The amounts owed to related parties, totalling $37,714l (April 30, 2007 - $nil) are unsecured, non-interest bearing and due on demand. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies.

The Company incurred the following related party transactions:

[a]

During the nine-month period ended January 31, 2008, fees in the aggregate of $32,095 for legal services have been paid to a professional law firm in which a partner of the firm is an officer and director of the Company.

[b]	During the nine-month period ended January 31, 2008, rent of $9,528 was paid to a company having common officers and directors.

[c]	During the nine month-period ended January 31, 2008, project management fees of $23,143 were paid to a company having common officers and directors.

[d]

During the nine-month period ended January 31, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $48,776 for services rendered.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the quarter ended January 31, 2008, the Company incurred the following for a total of $104,471:

(i)	prototype design and construction for $26,177;

(ii)	project overhead for $78,294.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding. As at January 31, 2008, there are 24,160,181 common shares issued and outstanding of which 217,422 shares are treasury stock owned by the Company.

Options outstanding at January 31, 2008 are as follows:

Exercise price ($)	Number of Shares
0.30	850,000
0.19	250,000
0.14	25,000

1,125,000

Controls and Procedures

The Company’s management has evaluated the effectiveness of Reg Technologies, Inc.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending April 30, 2007. No changes were made in internal controls over financial reporting during the quarter ended January 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

This Management Discussion and Analysis may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this document are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis

and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com